SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZimVie Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98888T107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98888T107	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Zimmer Biomet Holdings, Inc. 13-4151777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,131,946 (See Note 2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,131,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7% (See Note 3)
12	TYPE OF REPORTING PERSON CO

Note 1: On March 1, 2022, Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”) completed the separation of ZimVie Inc. (the “Company”) through the distribution of 80.3% of the outstanding shares of common stock, par value $0.01 per share of the Company (“Company Common Stock”) to Zimmer Biomet’s stockholders (the “Spinoff”). Immediately following the Spinoff, Zimmer Biomet directly owned 5,131,946 shares, or 19.7%, of the outstanding shares of Company Common Stock. Pursuant to a Stockholder and Registration Rights Agreement, dated as of March 1, 2022 (the “Stockholder and Registration Rights Agreement”), between Zimmer Biomet and the Company, Zimmer Biomet granted to the Company a proxy to vote the shares of Company Common Stock owned by Zimmer Biomet immediately after the Spinoff in proportion to the votes cast by the Company’s other stockholders. As a result, Zimmer Biomet does not exercise voting power over any of the shares of Company Common Stock it directly owns.

CUSIP No. 98888T107	SCHEDULE 13G	Page 3 of 6 Pages

Note 2: On September 1, 2022, Zimmer Biomet entered into a forward exchange agreement and pledge agreement (collectively the “Forward Exchange Agreement”) with a third-party financial institution to deliver to them all of its 5,131,946 shares of Company Common Stock in the first quarter of 2023. Zimmer Biomet pledged all 5,131,946 of its shares of Company Common Stock to the financial institution as collateral for its obligations under the Forward Exchange Agreement and under a short-term credit agreement Zimmer Biomet entered into with the same third-party financial institution on August 31, 2022 (the “Short-Term Loan”). Upon settlement of the Forward Exchange Agreement and the Short-Term Loan, Zimmer Biomet will transfer all of its shares of Company Common Stock to the financial institution counterparty to settle the Forward Exchange Agreement.

Note 3: The denominator for this calculation is based on 26,088,272 shares of Company Common Stock outstanding as of November 4, 2022, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2022.

Item 1	(a) Name of Issuer:

ZimVie Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

10225 Westmoor Drive

Westminster, CO 80021

Item 2	(a) Name of Person Filing:

Zimmer Biomet Holdings, Inc.

(b) Address of Principal Business Office or, if none, Residence:

345 East Main Street

Warsaw, IN 46580

(c) Citizenship:

Delaware

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

(e) CUSIP Number:

98888T107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 98888T107	SCHEDULE 13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4	Ownership:

Explanatory Note: On March 1, 2022, Zimmer Biomet completed the Spinoff through the distribution of 80.3% of the outstanding Company Common Stock to Zimmer Biomet’s stockholders. Zimmer Biomet directly owned 5,131,946 shares, or 19.7%, of the outstanding shares of Company Common Stock immediately following the Spinoff and as of December 31, 2022.

(a)	Amount Beneficially Owned:

5,131,946 shares of Common Stock

(b)	Percent of Class:

19.7%. The percent of class calculation is based on a denominator of 26,088,272 shares of Company Common Stock outstanding as of November 4, 2022, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

In connection with the Spinoff, Zimmer Biomet and the Company entered into the Stockholder and Registration Rights Agreement, pursuant to which Zimmer Biomet granted to the Company a proxy to vote the shares of Company Common Stock owned by Zimmer Biomet immediately after the Spinoff in proportion to the votes cast by the Company’s other stockholders. As a result, Zimmer Biomet does not exercise voting power over any of the shares of Company Common Stock that it directly owns.

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

5,131,946

Pursuant to the Forward Exchange Agreement, Zimmer Biomet agreed to deliver to a third-party financial institution all of its 5,131,946 shares of Company Common Stock in the first quarter of 2023. Zimmer Biomet has pledged all 5,131,946 of its shares of Company Common Stock to the financial institution as collateral for its obligations under the Forward Exchange Agreement and the Short-Term Loan. Upon settlement of the Forward Exchange Agreement and the Short-Term Loan, Zimmer Biomet will transfer all of its shares of Company Common Stock to the financial institution counterparty to settle the Forward Exchange Agreement.

(iv)	shared power to dispose or to direct the disposition of:

0

CUSIP No. 98888T107	SCHEDULE 13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certifications:

Not Applicable

CUSIP No. 98888T107	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

ZIMMER BIOMET HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Chad F. Phipps Senior Vice President, General Counsel and Secretary